SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Amendment No. 3

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

Digitas Inc.
(Name of Subject Company)

Pacific Acquisition Corp.
Publicis Groupe S.A.
(Name of Filing Person - Offeror)

     Common Stock, Par Value $0.01 Per Share
(Including the Associated Preferred Stock Purchase Rights)
(Title of Class of Securities)

25388K104
(CUSIP Number of Class of Securities)

Russell Kelley
Publicis Groupe S.A.
133 Avenue des Champs Elysées
75008 Paris, France
Telephone : (33) 1 44 43 70 00
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Elliott V. Stein
Joshua R. Cammaker
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation* $1,375,666,888.50	Amount of Filing Fee $147,196.36

* Estimated for purposes of calculating the filing fee only. Based on the offer to purchase all of the outstanding shares of common stock of Digitas Inc. at a purchase price of $13.50 cash per share and 86,871,078 shares issued and outstanding, outstanding options with respect to 14,250,173 shares and outstanding warrants with respect to 780,000 shares, in each case as of December 15, 2006.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $147,196.36 Form or Registration No.: Schedule TO-T	Filing Party: Publicis Groupe S.A./Pacific Acquisition Corp. Date Filed: December 26, 2006

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed on December 26, 2006 by Publicis Groupe S.A., a société anonyme organized under the laws of the Republic of France ("Publicis"), and Pacific Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Publicis (the "Purchaser"), as previously amended (the “Schedule TO”). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including associated preferred stock purchase rights (the "Shares"), of Digitas Inc., a Delaware corporation ("Digitas"), at $13.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 26, 2006 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer to Purchase and the Schedule TO. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 11. Additional Information.

     Item 11 of the Schedule TO is hereby amended and supplemented as follows:

     Section 15, “Legal Matters; Required Regulatory Approvals,” of the Offer to Purchase is hereby amended and supplemented as follows:

     Under the caption “Antitrust” in Section 15 of the Offer to Purchase, a new sentence is inserted at the end of the fourth paragraph as follows:

“On January 19, 2007, Publicis received clearance from the German Federal Cartel
Office under the German Act against Restraints of Competition. Accordingly, the condition to the Offer relating to the prior approval by the German Federal Cartel Office has been satisfied.”

     On January 19, 2007, Publicis issued a press release announcing clearance of the Offer under the German Act against Restraints of Competition, a copy of which is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

Item 12. Exhibits

     Item 12 of the Schedule TO is hereby amended by adding thereto the following:

     (a)(5)(E) Press release issued by Publicis dated January 19, 2007.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2007

PACIFIC ACQUISITION CORP.
By: /s/ Russell Kelley
Name: Russell Kelley
Title: Vice President and Director

PUBLICIS GROUPE S.A.
By: /s/ Russell Kelley
Name: Russell Kelley
Title: General Counsel

EXHIBIT INDEX

* (a)(1)(A)	Offer to Purchase, dated December 26, 2006.
* (a)(1)(B)	Form of Letter of Transmittal.
* (a)(1)(C)	Form of Notice of Guaranteed Delivery.
* (a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
* (a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
* (a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
* (a)(5)(A)	Press release issued by Publicis dated December 20, 2006 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C, dated December 20, 2006, filed by Publicis).
* (a)(5)(B)	Presentation made to analysts by Publicis, dated December 20, 2006 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C, dated December 20, 2006, filed by Publicis).
* (a)(5)(C)	Form of summary advertisement dated December 26, 2006.
* (a)(5)(D)	Press release issued by Publicis dated January 10, 2007
(a)(5)(E)	Press release issued by Publicis dated January 19, 2007
* (b)	Form of Commitment Letter.
* (d)(1)	Agreement and Plan of Merger, dated as of December 20, 2006, among Publicis, the Purchaser and Digitas
* (d)(2)	Confidentiality Agreement, dated as of December 7, 2006, between Publicis and Digitas.
* (d)(3)	Letter Agreement, dated as of December 20, 2006, among Publicis, Digitas and David Kenny.
(g)	None.
(h)	Not applicable.

* Previously filed.